W. Ron Hinson	Southern Company
Comptroller and	Bin 10137
Chief Accounting Officer	241 Ralph McGill Boulevard NE
Atlanta, Georgia 30308-3374

Tel 404.506.6641
Fax 404.506.4310
wrhinson@southernco.com

October 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Mr. H. Christopher Owings
Assistant Director

Re:	The Southern Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Proxy Statement on Schedule 14A
Filed April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 7, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 6, 2008
File No. 001-03526

Dear Mr. Owings:

The following are the responses of The Southern Company (Southern Company) to the Staff’s comments on the above-mentioned documents, transmitted in a letter from the Staff dated September 30, 2008. We are submitting this letter on behalf of Southern Company, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Southern Company. As applicable, Southern Company intends to reflect these responses to the Staff’s comments in all future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 3. Legal Proceedings, page I-28

SEC COMMENT:

1. Please discuss in either Legal Proceedings section or in Note 3 of your Notes to Financial Statements the relief the class action plaintiffs seek in the Mirant

Securities and Exchange Commission

October 14, 2008

Securities Litigation. In this regard, please describe the relief they seek on page I-20 where you disclose that “Mirant and the Official Committee of Unsecured Creditors of Mirant Corporation have filed a claim against Southern Company...” because the risk is not clearly articulated in this risk factor and, in fact, your discussion appears to be a restatement of information presented in Note 3 of your Notes to Financial Statements. Please revise this risk factor and provide, in a succinct fashion, how this risk factor affects Southern Company.

SOUTHERN COMPANY RESPONSE:

The following underlined sentences are the proposed future revisions to a paragraph of the Mirant Securities Litigation disclosure on page II-72 of the Company’s Form 10-K for the fiscal year ended December 31, 2007.

“In July 2003, the court ... . The plaintiffs seek monetary damages for the diminished value of Mirant stock through the putative class period. Because the proposed class period extends to after Southern Company ceased to own any interest in Mirant, it is not possible to calculate the damage claims with reasonable certainty.”

The following underlined sentence is the proposed future revision to the applicable risk factor heading on page I-20 of the Company’s Form 10-K for the fiscal year ended December 31, 2007.

“Mirant and The Official Committee of Unsecured Creditors of Mirant Corporation have filed a claim against Southern Company seeking substantial monetary damages in connection with transfers made by Mirant to Southern Company prior to the Mirant spin-off. An adverse outcome of this litigation could negatively impact the net income and cash flows of Southern Company.”

SEC COMMENT:

2. In either your Legal Proceedings section or in your discussion on page II-76 regarding various right of way litigation, please name the telecommunications company that has instituted litigation against certain subsidiaries of Southern Company seeking indemnification from the claims of property owners about the use of various rights of way. Also, please name the court in which the proceeding is pending. Refer to Item 103 of Regulation S-K.

Securities and Exchange Commission

October 14, 2008

SOUTHERN COMPANY RESPONSE:

The following underlined information is the proposed future revision to the Right of Way Litigation disclosure on page II-76 of the Company’s Form 10-K for the fiscal year ended December 31, 2007.

“In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Southern Telecom, Inc. (a subsidiary of SouthernLINC Wireless), were named as defendants in a lawsuit brought in Troup County, Georgia, Superior Court by Interstate Fiber Network, a subsidiary of the telecommunications company ITC DeltaCom, Inc. that uses certain of the defendants’ rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff’s claims are without merit.”

Item 9A. Controls and Procedures, page II-6

Disclosure Controls and Procedures, page II-6

SEC COMMENT:

3. You state that your certifying officers concluded that your disclosure controls and procedures were effective in “timely alerting them to material information relating to [your] business (including [your] consolidated subsidiaries) required to be included in [your] periodic filings.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” In this regard, you should remove your qualification of “materiality” and “periodic” when you refer to information and reports, respectively, in your definition of disclosure controls and procedures. Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Securities and Exchange Commission

October 14, 2008

SOUTHERN COMPANY RESPONSE:

In future filings on Form 10-K and Form 10-Q, if true at the time of such filing, Southern Company will revise the statement regarding its disclosure controls and procedures to read as follows:

“As of the end of the period covered by this [annual][quarterly] report, Southern Company conducted an evaluation under the supervision and with the participation of Southern Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.”

Conforming language regarding the effectiveness of disclosure controls and procedures will be provided for each of the subsidiary registrants in future filings on Form 10-K and Form 10-Q (in each case, if true at the time of such filing).

Inclusion of this revised statement in the Form 10-K for the year ended December 31, 2007 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 of each of the Southern Company and the subsidiary registrants would not have changed the conclusion reached by each such registrant that its disclosure controls and procedures were effective.

The Southern Company and Subsidiary Companies Management’s Discussion and Analysis of Financial Condition and Results of Operation, page II-9

Off-Balance Sheet Financing Arrangements, page II-40

SEC COMMENT:

4. We note on page II-148 that Alabama Power Company has guaranteed unconditionally the obligation of SEGCO under an installment sale agreement for the purchase of certain pollution control facilities at SEGCO’s generating units, pursuant to which $24.5 million principal amount of pollution control revenue bonds are outstanding. Also, the Company has guaranteed $50 million principal amount of unsecured senior notes issued by SEGCO for general corporate purposes. To the extent material, please discuss the effect these arrangements have or are reasonably likely to have on your current or future financial condition, revenues or expenses, liquidity, results of operations, capital expenditures. Refer to Item 303(a)(4) of Regulation S-K.

Securities and Exchange Commission

October 14, 2008

SOUTHERN COMPANY RESPONSE:

In our view, Item 303(a)(4) of Regulation S-K does not apply to these arrangements as both the obligor (SEGCO) and the guarantor (Alabama Power) are consolidated within the Southern Company financial statements. Item 303(a)(4) applies specifically to items meeting the definition of an off-balance sheet arrangement. As defined in Item 303(a)(4)(ii), an off-balance sheet arrangement is “any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the registrant is a party....” As this arrangement represents a subsidiary’s guarantee of another’s subsidiary’s debt, it is not within the scope of Item 303(a)(4), and, therefore, we do not believe disclosure in Southern Company’s Management’s Discussion and Analysis is required.

With respect to Alabama Power’s Management Discussion and Analysis, it is not reasonably likely that these guarantees would have any impact on the current or future financial condition, revenues or expenses, liquidity, results of operations, or capital expenditures of Alabama Power. The guarantee of Alabama Power would only be called upon in the event of a default by SEGCO, and, since Alabama Power and Georgia Power, the sole customers of SEGCO, are required to make payments under a contract to cover SEGCO’s operating expenses, taxes, interest expense, and a return on equity, it is not reasonably likely that SEGCO would default on its debt as long as its two parent companies are financially healthy. Additional information related to SEGCO can be found in Note 4 to the financial statements of Alabama Power in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Market Price Risk, page II-41

SEC COMMENT:

5. Your table regarding changes in fair value of energy-related derivative contracts on page II-42 discloses that the fair value of those contracts at the end of your 2007 fiscal year was four million whereas it was $(82) million at the end of your 2006 fiscal year end. Please discuss the reasons for this material quantitative change in the fair value of those contracts. Refer to Item 305(a)(3) of Regulation S-K.

Securities and Exchange Commission

October 14, 2008

SOUTHERN COMPANY RESPONSE:

In future filings, we propose including a clarifying paragraph under the “changes in fair value” table describing the reason for the change in fair value. In addition to the clarifying language, we also propose repositioning some of the tables and text to enable the reader to better understand the types of hedging activities entered into, as follows (underline is addition, and ~~strikeout~~ is deleted – for clarity we have not identified movements to certain text repositioning):

Due to cost-based rate regulations, the traditional operating companies continue to have limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. In addition, Southern Power’s exposure to market volatility in commodity fuel prices and prices of electricity continues to be ~~is~~ limited because its long-term sales contracts generally shift substantially all fuel cost responsibility to the purchaser. To mitigate residual risks relative to movements in electricity prices, the traditional operating companies enter into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market and, to a lesser extent, into financial hedge contracts for natural gas purchases. The traditional operating companies have ~~implemented~~ fuel-hedging programs implemented at the instruction of their respective state PSCs. As such, the traditional operating companies and Southern Power have no material change in market risk exposures from the preceding year.

The changes in fair value of energy-related derivative contracts ~~and year-end valuations~~ for the years ending December 31, 2007 and 2006 were as follows ~~at December 31~~:

	Changes in Fair Value
	2007		2006
		(in millions)
Contracts beginning of year	$(82)		$101
Contracts realized or settled	80		93
New contracts at inception	-		-
Changes in valuation techniques	-		-
Current period changes(a)	6		(276)
Total fair value	$4		$(82)

The increase in the fair value positions of the energy-related derivative contracts for 2007 was $86 million, substantially all of which is due to natural gas positions. This change is attributable to both the volume and prices of natural gas. At December 31, 2007, Southern Company had a net hedge volume of 99.0 billion cubic feet (Bcf) with a weighted average contract cost approximately $0.01 per million British thermal units (mmBtu) above market prices, compared to 90.6 Bcf at December 31, 2006 with a weighted average contract cost approximately

Securities and Exchange Commission

October 14, 2008

$0.95 per mmbtu above market prices. The majority of the natural gas hedges are recorded through the traditional operating companies’ fuel cost recovery clauses.

At December 31, 2007 and 2006, the fair value ~~gains/(losses)~~ of energy-related derivative contracts ~~were reflected in the financial statements~~ by hedge treatment was as follows:

	2007		2006
		(in millions)
Regulatory hedges ~~assets, net~~	$-		$(85)
Cash flow hedges ~~Accumulated other comprehensive income~~	1		3
Non-accounting hedges ~~Net income~~	3		-
Total fair value	$4		$(82)

Unrealized gains and losses from mark-to-market adjustments on derivative contracts classified as regulatory hedges related to the traditional operating companies’ fuel hedging programs are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the traditional operating companies’ fuel cost recovery clauses. ~~In addition, unrealized gains~~ Gains and losses on energy-related derivatives classified as cash flow hedges which are mainly used by Southern Power to hedge anticipated purchases and sales are deferred in other comprehensive income and are reclassified into earnings at the same time the hedged items affect earnings. Gains and losses on derivative contracts that are not designated as hedges are recognized in the statements of income as incurred and were not material for any year presented.

The maturities of the energy-related derivative contracts and the level of the fair value hierarchy in which they fall at December 31, 2007 are as follows:

	Fair Value Measurements
	Total	Maturity
	Fair Value	Year 1	1-3 Years
		(in millions)
Level 1	$-	$-	$-
Level 2	4	(6)	10
Level 3	-	-	-
Fair value	$4	$(6)	$10

During 2008, the Company adopted the revised maturity table in the Form 10-Q to reflect the fair value by levels for consistency and comparability with FASB Statement No. 157, “Fair Value Measurement.”

Securities and Exchange Commission

October 14, 2008

Definitive Proxy Statement on Schedule 14A

Stock Options, page 29

SEC COMMENT:

6. We note that you have disclosed the percentage of base salary for each named executive officer that you use to determine the number of options granted. However, we were unable to locate a discussion as to how that percentage was determined. Please state how you determine the percentages.

SOUTHERN COMPANY RESPONSE:

Definitive Proxy Statement on Schedule 14A – Pages 23-24 and 29

The Company’s long-term incentive compensation program includes stock options and performance dividend equivalents paid on stock options. The methodology used to determine the total target compensation opportunity is described on pages 23 – 24 under the “Market Data” heading. The table on page 24 shows the value of each component of total target compensation opportunity, including long-term incentives. As described, the Compensation Committee does not target a specific value for each component; instead it sets the total target compensation opportunity. The long-term value is expressed as the appropriate percentage of base salary (the guideline percentage described on page 29) that will deliver that value at target-level performance. That product (base salary times guideline percentage) is then divided by the average stock price as described on page 29 to arrive at the size of the stock option grant.

Securities and Exchange Commission

October 14, 2008

In connection with the above responses to the Commission’s comments, the Company hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the Form 10-K, Proxy Statement, and Forms 10-Q. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-6641 or to Wayne Boston at (404) 506-0149.

Very truly yours,

/s/ W. Ron Hinson
W. Ron Hinson